599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

January 11, 2024

VIA EDGAR

Mr. Eric Envall
Ms. Amanda Ravitz
United States Securities and Exchange Commission
Division of Corporation Finance
Disclosure Review Program
100 F Street, N.E.
Washington, D.C. 20549

Re:	TPG Inc. Definitive Proxy Statement on Schedule 14A Filed April 25, 2023 File No. 001-41222

Dear Mr. Envall and Ms. Ravitz:

On behalf of our client, TPG Inc., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission the Company’s response to the comments contained in the Staff’s letter, dated January 2, 2024 (the “Comment Letter”), with respect to the above-referenced Definitive Proxy Statement on Schedule 14A filed by the Company on April 25, 2023.

For ease of reference each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Definitive Proxy Statement on Schedule 14A filed April 25, 2023

Pay Versus Performance, page 51

1.	Refer to footnote (1) to your pay versus performance table. Please note that, for outstanding stock awards and option awards, the calculations required by Item 402(v)(2)(iii)(C)(1) of Regulation S-K should be determined based on the change in fair value from the end of the prior fiscal year. The fair value of these awards should not be determined based on other dates, such as the date of your initial public offering. Please ensure that you make your Regulation S-K Item 402(v)(2)(iii)(C)(1) calculations starting with the end of your prior fiscal year. See Regulation S-K Compliance & Disclosure Interpretation Questions 128D.14 and 128D.15 for guidance.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that the Company will make its Regulation S-K Item 402(v)(2)(iii)(C)(1) calculations with respect to each covered fiscal year starting with the end of its prior fiscal year in its future filings that include Regulation S-K Item 402(v) disclosure.

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

January 11, 2024

2.	We note that your peer group is the Standard & Poor’s (S&P) 500 Index. If your Regulation S-K Item 402(v)(2)(iv) peer group is an index, it should be the published industry or line-of-business index used under Regulation S-K Item 201(e)(1)(ii), and not a broad market index. In future filings, please ensure that your peer group is either a published industry or line-of-business index or, if applicable, the companies used in the compensation discussion and analysis under Regulation S-K Item 402(b). We note in this regard your use of the Dow Jones U.S. Asset Manager Index in your stock performance graph reported pursuant to Item 201(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that the Company will use as its Regulation S-K Item 402(v) peer group a peer group that is either a published industry or line-of-business index used under Regulation S-K Item 201(e)(1)(ii) or, if applicable, the companies used in the compensation discussion and analysis under Regulation S-K Item 402(b) in its future filings that include Regulation S-K Item 402(v) disclosure.

3.	It appears that you have not provided the relationship disclosures required by Regulation S-K Item 402(v)(5). Please provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that the Company will include the relationship disclosure pursuant to Regulation S-K Item 402(v)(5) in its future filings that include Regulation S-K Item 402(v) disclosure.

***

Should any questions arise in connection with the foregoing responses or if you need any additional information, please do not hesitate to contact me at (212) 848-8159.

Sincerely,
/s/ John J. Cannon III
John J. Cannon III
Shearman & Sterling LLP

cc:	Jon Winkelried, Chief Executive Officer, TPG Inc. Bradford Berenson, General Counsel and Secretary, TPG Inc. Gillian Emmett Moldowan, Shearman & Sterling LLP